Exhibit 1

Announcement  |  Lisbon  |  13 January 2015

Portugal Telecom Clarifies ADS Voting Procedures for General Shareholders’ Meeting to be resumed on January 22, 2015

As announced by Portugal Telecom, SGPS, S.A. (the “Company”) on January 12, 2015, the General Meeting of Shareholders (the “General Meeting”) of Portugal Telecom, SGPS, S.A. held on January 12, 2015 to consider the sale of all of the share capital of PT Portugal, SGPS, S.A. to Altice by Oi, S.A. was suspended until January 22, 2015 at 3:00 p.m., Lisbon time.

Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) for the American Depositary Share (“ADS”) program of the Company, previously announced the procedures for registered holders (“Holders”) of ADSs as of the close of business, New York time, on December 21, 2014 (the “ADS Record Date”) to instruct the Depositary as to the exercise of the voting rights pertaining to the ordinary shares of the Company represented by such Holders’ ADSs.

Any properly completed voting instruction forms duly received by the Depositary as of 8:00 a.m., New York time, on January 2, 2015, the original voting instruction deadline (the “Original ADS Voting Deadline”), will remain valid for the General Meeting when it is resumed on January 22, 2015.

For any Holder of ADSs as of the ADS Record Date whose properly completed voting instruction form was or is duly received by the Depositary after the Original ADS Voting Deadline but on or prior to 10:00 a.m., New York time, on January 14, 2015 (the “New ADS Voting Deadline”), the Depositary shall endeavor, insofar as practicable and permitted under the provisions of the Deposit Agreement governing the ADSs, and under the provisions of applicable law and of the Company’s Articles of Association governing the ordinary shares, to vote or cause to be voted (in person or by proxy) the amount of ordinary shares represented by ADSs for which voting instructions are properly received in accordance with such voting instructions, including by aggregating, insofar as practicable, in blocks of 500, ADSs of various Holders who have instructed the Depositary in identical manner as to the exercise of rights with respect to the matter to be voted upon. Each Holder is entitled under the Deposit Agreement to instruct the Depositary as to the exercise of one vote for each 500 ADSs held by such Holder.

The Depositary shall not be liable for any failure to carry out any instructions to vote any of the ordinary shares, or for the manner in which such vote is cast, provided that such action or inaction is in good faith, or the effect of any such vote.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt